UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

COMMISSION FILE NO. 1-12597

A.           Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN

B.           Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

   CULP, INC.
   1823 EASTCHESTER DRIVE
   HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan.  Culp, Inc. has made no profit sharing contributions during the past five years.  The number of participants in the Plan at December 31, 2014 was 692. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth R. Bowling, and Teresa A. Huffman, all employees of Culp, Inc.

Financial Statements and Exhibits

(a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

Financial Statements	Page of Report

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Schedule of Assets (Held at End of Year)	12

(b) Exhibits

Exhibit 23(a) – Consent of Independent Registered Public
Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

	By:	Culp, Inc., Plan Administrator

	By:	The Culp, Inc. Retirement Committee

Date: June 24, 2015

/s/ Franklin N. Saxon
Franklin N. Saxon

/s/ Kenneth R. Bowling
Kenneth R. Bowling

/s/ Teresa A. Huffman
Teresa A. Huffman

Culp, Inc. Employees’ Retirement Builder Plan

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 11

Supplemental Information

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan (the "Plan") as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years ended December 31, 2014, 2013, and 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013 and the changes in its net assets available for benefits for the years ended December 31, 2014, 2013, and 2012, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Smith Leonard PLLC
High Point, NC
June 24, 2015

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

ASSETS	2014	2013

Investments, at fair value (Notes C and D)
Registered investment companies	$27,239,791	$23,877,738
Common and collective trust fund	6,605,130	6,976,532
Culp, Inc. common stock	3,853,316	3,564,169
Money market fund	149,440	161,764

Net Assets Available for Benefits at Fair Value	37,847,677	34,580,203

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(116,026)	-

NET ASSETS AVAILABLE
FOR BENEFITS	$37,731,651	$34,580,203

See accompanying notes to the financial statements.	Page 2

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012

CHANGES IN NET ASSETS ATTRIBUTED TO:

Investment income
Net appreciation in fair value
of investments (Note C)	$636,651	$4,286,236	$3,058,829
Interest and dividends	1,471,573	1,098,390	636,800

Total investment income	2,108,224	5,384,626	3,695,629

Contributions
Employer	760,439	698,728	601,558
Participant	1,322,568	1,213,352	1,087,469
Direct rollovers	142,087	64,904	16,624

Total contributions	2,225,094	1,976,984	1,705,651

Benefits paid to participants	1,181,870	1,820,655	1,446,525

NET INCREASE	3,151,448	5,540,955	3,954,755

NET ASSETS AVAILABLE
FOR BENEFITS
Beginning of year	34,580,203	29,039,248	25,084,493

End of year	$37,731,651	$34,580,203	$29,039,248

See accompanying notes to the financial statements.	Page 3

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) provides only general information.  Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. and its subsidiaries (the “Company”) who have three months of continuous service and are at least 21 years of age.  Employees who elect to participate in the Plan may do so in the next available payroll period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various registered investment company funds, one common and collective trust fund, a money market fund, and Culp, Inc. common stock as investment options for participants.  The Company makes matching contributions equal to 100% of the participant’s contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation contributed to the Plan which qualifies under safe harbor provisions.  An employee who is eligible to participate in the Plan, but does not either affirmatively elect to decline participation or designate a specified amount to be contributed to the Plan, is required to have their compensation reduced by 2%, which is in turn contributed into the Plan’s Moderate Allocation Fund. Contributions are subject to certain limitations.

Additional profit sharing amounts may be contributed at the option of the Company.  No profit-sharing contributions were made during the years ended December 31, 2014, 2013 or 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of (a) the Company’s profit sharing contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Notes Receivable from Participants

Notes receivable from participants are not permitted by the Plan.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons as defined by the Plan, participants receive a lump-sum distribution equal to the value of the participant’s vested interest in the Plan. In-service distributions may be made to participants who have reached age 59 1/2. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified by the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As of December 31, 2014, the Statement of Net Assets Available for Benefits presents the fair value of the investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2014, 2013 and 2012, are prepared on a contract value basis.

SEI Trust Company – Fixed Fund

As of December 31, 2013, the Plan held investments through a common and collective trust fund (“Fixed Fund”) managed by SEI Trust Company (“SEI”). On December 9, 2013, the Board of Directors of SEI authorized the termination of the Fixed Fund. Prior to that date, all of the Fixed Fund’s investments were liquidated for more than full book value and the proceeds were invested into money market investments. As of December 31, 2013, the net assets of the Fixed Fund primarily represented a money market fund, offset by accrued expenses. An investor communication announcing the Fixed Fund’s termination was distributed to the Plan’s trustee shortly after the asset and contract liquidation took place. SEI fully liquidated the Fixed Fund on June 30, 2014.

As a result of these events, the Fixed Fund’s investments as of December 31, 2013, are stated on a liquidation basis (which approximates fair value), whereby assets and liabilities are stated at their estimated settlement and all costs of liquidation have been recognized.

INVESCO Stable Value V Trust Fund

On April 8, 2014, the Plan’s retirement committee approved the INVESCO Stable Value V Trust Fund (“Stable Value Fund”) as the replacement of the Fixed Fund (see above). The Stable Value Fund is a common collective trust that holds fully benefit-responsive investment contracts that are stated at contract value. The investments held in the Stable Value Fund are presented at its fair value, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value on the December 31, 2014, Statement of Net Assets Available for Benefits.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on the previously reported net assets available for benefits and changes in net assets available for benefits.

Subsequent Events

The Company has evaluated the effects subsequent events would have on the financial statements through June 24, 2015, which is the date the financial statements were available to be issued. No issues were noted which would impact the financial statements.

NOTE C - INVESTMENTS

The following table presents investments that represent more than 5% of the Plan’s net assets at December 31.

	2014	2013
Common and collective trust fund:
Stable Value Fund	$6,489,104	$	**
Fixed Fund	**		6,976,532
Culp, Inc. common stock (1)	3,853,316		3,564,169
Registered investment companies:
MFS Moderate Allocation Fund	3,935,054		3,470,152
MFS Value Fund	3,907,623		3,838,762
MFS Total Return Fund	3,313,076		3,019,771
Franklin Dynatech Fund	2,670,464		2,577,914
MFS Growth Allocation Fund	2,583,127		1,776,378
Lord Abbett Developing Growth Fund	1,886,085		1,689,346

(1)	Indicates party-in-interest
** Amount represents less than 5% of the Plan’s net assets.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014	2013	2012

Registered investment companies	$399,662	$3,268,598	$1,722,245
Culp, Inc. common stock	236,989	1,017,638	1,336,584

	$636,651	$4,286,236	$3,058,829

NOTE D - FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (“FASB”) issued a statement that defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered Investment Companies

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common and Collective Trust Fund

This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit.  Distribution to this investment is declared from the net investment income and automatically reinvested when paid.  It is the policy of this investment to use its best efforts to maintain a stable net asset value of $1 per unit, however, there is no guarantee that this investment will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawal and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, or transfers to noncompeting investments within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor.  The following employer-initiated events may limit the ability of this investment to transact at contract value:

●   A failure of the Plan, or its trust to qualify for exemption from federal income taxes, or any required prohibited transaction exemption under ERISA.

●   Any communication given to Plan participants designed to influence a participant not to invest in or transfer assets out of this investment.

●   Any transfer of assets from this investment directly into a competing investment option.

●   The establishment of a defined contribution plan that competes with the Plan for employee contributions.

●   Complete or partial termination of the Plan or its merger with another plan.

Circumstances that Impact the Fund

This investment contains assets that are typically invested in fixed income securities and enters into “wrapper” contracts issued by third parties.  A wrapper contract is an agreement by another party, such as a bank or insurance company, to make payments to this investment in certain circumstances.  Wrapper contracts are designed to allow a stable portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances.  In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

The wrapper contracts generally contain provisions that limit the ability of this investment to transact at contract value upon the occurrence of certain events.  These events include:

●	Any substantive modification to this investment, or the administration of this investment, that is not consented to by the wrapper issuer.

●	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on this investment’s cash flow.

●	Employer-initiated transactions by participant plans described above.

In the event that the wrapper contract fails to perform as intended, this investment’s NAV may decline if the market value of its assets decline.  This investment’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

This investment is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets.  This could result from the investment’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market.  There are a limited number of wrapper issuers.  This investment may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Culp, Inc. Common Stock

This investment is valued at the closing price reported on the active market in which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

The Plan held 177,736 and 174,278 shares of the Company’s common stock at December 31, 2014, and 2013, respectively. The cost basis of these shares of the Company’s common stock was $1,224,531 and $1,115,226 at December 31, 2014 and 2013, respectively.

Money Market Fund

This investment is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

The following table presents information about assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2014 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Registered investment companies
Growth Funds	8,734,208	-	-	8,734,208
Large Cap Funds	3,907,623	-	-	3,907,623
Balanced Funds	3,313,076	-	-	3,313,076
Moderate/Conservative Allocation	4,994,876	-	-	4,994,876
Bond Funds	1,901,999	-	-	1,901,999
International Funds	1,407,652	-	-	1,407,652
Mid Cap Funds	1,652,450	-	-	1,652,450
Real Estate Funds	1,327,907	-	-	1,327,907
Common and collective trust fund	-	6,605,130	-	6,605,130
Culp, Inc. common stock	3,853,316	-	-	3,853,316
Money market fund	-	149,440	-	149,440

Total	31,093,107	6,754,570	-	37,847,677

Fair Value Measurements at December 31, 2013 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Registered investment companies
Growth Funds	7,509,702	-	-	7,509,702
Large Cap Funds	3,838,762	-	-	3,838,762
Balanced Funds	3,019,771	-	-	3,019,771
Moderate/Conservative Allocation	4,151,652	-	-	4,151,652
Bond Funds	1,725,445	-	-	1,725,445
International Funds	1,439,311	-	-	1,439,311
Mid Cap Funds	1,289,770	-	-	1,289,770
Real Estate Funds	903,325	-	-	903,325
Common and collective trust fund	-	6,976,532	-	6,976,532
Culp, Inc. common stock	3,564,169	-	-	3,564,169
Money market fund	-	161,764	-	161,764

Total	27,441,907	7,138,296	-	34,580,203

NOTE E - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Company’s common stock. Transactions in the Company’s common stock also qualify as party-in-interest.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - TAX STATUS

Effective January 1, 2013, the Plan adopted a prototype plan document sponsored by an affiliate of the Plan’s trustee. The Internal Revenue Service has determined and informed the Plan’s trustee by a letter dated March 31, 2008, that the Plan is designed and in compliance with the applicable requirements of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE H - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER: 001
December 31, 2014

(a)	(b) Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	Value

	Invesco Stable Value V Trust Fund	6,489,104 units	-	$6,489,104

	MFS Value Fund	111,838 units	-	3,907,623

	MFS Moderate Allocation Fund	236,481 units	-	3,935,054

	MFS Total Return Fund	182,137 units	-	3,313,076

	Franklin Dynatech Fund	57,877 units	-	2,670,464

	MFS Growth Allocation Fund	141,077 units	-	2,583,127

	Lord Abbett Developing Growth Fund	86,478 units	-	1,886,085

	MFS International Diversification Fund	90,234 units	-	1,407,652

	Ridgeworth Mid-Cap Value Equity Fund	121,862 units	-	1,652,450

	PIMCO Total Return Fund	77,693 units	-	828,204

	DWS RREEF Real Estate Securities Fund	56,220 units	-	1,327,907

	MFS Core Equity Fund	36,543 units	-	1,008,945

	MFS Conservative Allocation Fund	72,048 units	-	1,059,822

	MFS Aggressive Growth Allocation Fund	26,620 units	-	585,587

	MFS Bond Fund	54,163 units	-	757,192

	Lord Abbett Bond Debenture Fund	40,026 units		316,603

	MFS Money Market Fund	149,440 units	-	149,440

*	Culp, Inc. Common Stock	177,736 shares	-	3,853,316

				$37,731,651

*	Indicates party-in-interest.
**	Cost information omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Exhibit

23A	Consent of Independent Registered Public Accounting Firm in connection with the registration statement of Culp, Inc. on Form S-8 (File No. 33-13310).